                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

Dow Jones & Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

260561105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Frederic J. Marx, Hemenway & Barnes, 60 State Street, Boston, MA 02109; 617-227-7940
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

August 14, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 260561105

--------------------------------------------------------------------------------

            1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

               Elizabeth Steele

--------------------------------------------------------------------------------

            2. Check the Appropriate Box if a Member of a Group (See
               Instructions)

               (a)

               (b)

--------------------------------------------------------------------------------

            3. SEC Use Only

--------------------------------------------------------------------------------

            4. Source of Funds (See Instructions) Not applicable; ownership acquired by appointment as trustee of trusts.

--------------------------------------------------------------------------------

            5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
               Items 2(d) or 2(e)

--------------------------------------------------------------------------------

            6. Citizenship or Place of Organization USA

--------------------------------------------------------------------------------

                7. Sole Voting Power 0

Number of      -----------------------------------------------------------------
Shares
Beneficially    8. Shared Voting Power 3,882,603 shares Common Stock
Owned by           2,150,363 shares Class B Common Stock (convertible into
Each               Common Stock)
Reporting
Person With    -----------------------------------------------------------------

                9. Sole Dispositive Power 0

               -----------------------------------------------------------------

               10. Shared Dispositive Power 3,882,603 shares Common Stock
                   2,150,363 shares Class B Common Stock (convertible into Common Stock)

--------------------------------------------------------------------------------

               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                   see item 8 above

--------------------------------------------------------------------------------

               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions)

--------------------------------------------------------------------------------

               13. Percent of Class Represented by Amount in Row (11) 8.88%

--------------------------------------------------------------------------------

               14. Type of Reporting Person (See Instructions)

                   OO - Co-trustee

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

Item 1. Security and Issuer.

        Common stock, Dow Jones & Company, Inc., World Financial Center, 200 Liberty Street, New York, New York 10007

Item 2. Identity and Background.

        a. Elizabeth Steele
        b. c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109
        c. real estate developer
        d. No such conviction
        e. Not a party to any such proceeding
        f. United States

Item 3. Source of and Amount of Funds or Other consideration.

        Securities were not purchased. The undersigned acquired the shares in her capacity as co-trustee upon being appointed a co-trustee for trusts holding the shares.

Item 4. Purpose of Transaction.

        The undersigned was appointed to fill vacancies in trusteeships with no objective other than to carry out the terms of the respective trusts. There are no plans or proposals as described in (a)-(j) of the instructions to Item 4. Securities of the issuer may from time to time be acquired or disposed of in the ordinary course of carrying out the terms of the several trusts.

Item 5. Interest in Securities of the Issuer.

        a. See items 11 and 13 of the cover page.

        b. (1) The undersigned shares the voting and dispositive power as a co-trustee over 3,882,603 shares of the issuer's stock with the following persons:

               (A) With Roy A. Hammer, Rhoderick B. MacLeod & Bayne Stevenson
                   over 2,674,472 shares of stock.
               (B) With Martha S. Robes over 18,006 shares of stock;
               (C) With Michael B. Elefante and James W. Griffiths over 10,403 shares of stock;
               (D) With Dana R. Robes and Martha S. Robes over 771,359 shares of stock; and
               (E) With Martha S. Robes and Melinda L. Moulton over 408,370 shares of stock.

           (2) (A) (i)   Rhoderick B. MacLeod;
                   (ii)  c/o MacLeod & McGinness, P.A., 1800 Second Street,
                         Suite 750, Sarasota, FL 34236;
                   (iii) attorney;
                   (iv)  no such conviction;
                   (v)   not a party to any such proceedings; and
                   (vi)  United States.

               (B) (i)   Bayne Stevenson;
                   (ii)  c/o Bayson Company, P.O. Box 929, 37 South Main Street,
                         Hanover, NH 03755;
                   (iii) real estate developer, Bayson Company, P.O. Box 929, 37
                         South Main Street, Hanover, NH 03755;
                   (iv)  no such conviction;
                   (v)   not a party to any such proceedings; and
                   (vi)  United States.

               (C) (i)   Martha S. Robes;
                   (ii)  c/o Hemenway & Barnes, 60 State Street, Boston, MA
                         02109;
                   (iii) former director (now retired), Dow Jones & Company,
                         Inc., World Financial Center, 200 Liberty Street, New
                         York, New York 10007;
                   (iv)  no such conviction;
                   (v)   not a party to any such proceeding; and
                   (vi)  United States.

               (D) (i)   Dana R. Robes;
                   (ii)  c/o Hemenway & Barnes, 60 State Street, Boston, MA
                         02109;
                   (iii) owner, Dana Robes Wood Craftsmen, Inc., P.O. Box 707,
                         Enfield, N.H. 03748
                   (iv)  no such conviction;
                   (v)   not a party to any such proceeding; and
                   (vi)  United States.

               (E) (i)   James W. Griffiths;
                   (ii)  c/o Hemenway & Barnes, 60 State Street, Boston, MA
                         02109;
                   (iii) retired;
                   (iv)  no such conviction;
                   (v)   not a party to any such proceeding; and
                   (vi)  United States;

               (F) (i)   Melinda L. Moulton;
                   (ii)  c/o Main Street Landing Company, Union Station, One
                         Main Street, Burlington, VT 05401;
                   (iii) real estate developer;

                   (iv)  no such conviction;
                   (v)   not a party to any such proceeding; and
                   (vi)  United States.

               (G) (i)   Roy A. Hammer and Michael B. Elefante;
                   (ii)  Hemenway & Barnes, 60 State Street, Boston, MA 02109;
                   (iii) attorney and professional fiduciary;
                   (iv)  no such conviction;
                   (v)   not a party to any such proceeding; and
                   (vi)  United States.

        c. None.

        d. The governing instruments of the several trusts direct the trustees as to the payment of income and/or principal to and among certain designated beneficiaries. No beneficiary has a right to receive dividends from or proceeds from the sale of securities except as provided in the applicable governing instrument.

        e. Not applicable.

Item 6. Contracts, Arrangements, etc.

        There are no such contracts, arrangements, understandings or relationships, except for the legal responsibilities of the undersigned and her co-trustees to act together in carrying out the terms of the applicable governing instruments.

Item 7. Materials to be Filed as Exhibits.

        There are no relevant materials to be filed herewith.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       /s/ Elizabeth Steele
                                                       -------------------------
                                                       Elizabeth Steele

Dated: January 4, 2002